

November 8, 2011

Via Email
Mr. Gregory S. Levin
Chief Financial Officer
BJ's Restaurants, Inc.
7755 Center Avenue, Suite 300
Huntington Beach, California 92647

      Re: **BJ's Restaurants, Inc.**
              Form 10-K for the year ended December 28, 2010
              Filed March 9, 2011
              File No. 000-21423

Dear Mr. Levin:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Critical Accounting Policies, page 52
1. Refer to your discussion of the impairment of long-lived assets on page 53. As previously requested in connection with our review of your Form 10-K filed March 14, 2008, please expand your disclosure to indicate if impairment of assets is reviewed on a restaurant basis (i.e. lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities). Refer to ASC 360-10-35-23 for guidance.

Part III, page 59
2. We note your disclosure that some of the information required in Part III is incorporated by reference to the proxy statement relating to your annual meeting that you expect to file "no later than 120 days after the close of the year ended December 28, 2010." However, it appears that the definitive proxy statement was filed more than 120 days after the close of the year ended December 28, 2010. Please advise. Refer to General Instruction G(3) to Form 10-K.

Form 8-K filed July 21, 2011

3. Refer to your reconciliation of selected GAAP financial measures to non-GAAP financial measures. For greater clarity, please revise the titles of your non-GAAP financial measures from "Non-GAAP net income" and "Non-GAAP basic net income per share" to "Adjusted net income" or "Non-GAAP adjusted net income." Rule 10 (e)(1)(ii)(E) of Regulation S-K states that titles or descriptions of non-GAAP financial measures that are the same as, or confusingly similar to, titles or descriptions used for GAAP financial measures should not be used in your presentation.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Amy Geddes at 202-551-3304 or Margery Reich at 202-551-3347 if you have questions regarding comments on the financial statements and related matters. Please contact Nolan McWilliams at 202-551-5688 or me at 202-551-3211 with any other questions.

Sincerely,

/s/ David R. Humphrey

David R. Humphrey
Accounting Branch Chief